Gregory Montanaro · 3rd

Honorary Consul at Austrian Consulate in Philadelphia

Greater Philadelphia Area · 500+ connections · Contact info

Austrian Consulate i
Philadelphia

University of Pennsy

Experience

Honorary Consul
Austrian Consulate in Philadelphia
Dec 2012 – Present · 7 yrs 6 mos
Greater Philadelphia Area

Drexel University
9 yrs 5 mos

Vice President and Senior Advisor
Mar 2018 – Present · 2 yrs 3 mos
Government and Community Relations and Institutional Advancement

Vice President and Executive Director
Sep 2015 – Feb 2018 · 2 yrs 6 mos
Office of the President

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The Union League of Philadelphia
12 yrs 6 mos

Past President
Jan 2017 – Present · 3 yrs 5 mos
Greater Philadelphia Area

www.unionleague.org

President
Jan 2015 – Dec 2016 · 2 yrs
Greater Philadelphia Area

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Senior Fellow
Institute for Security Studies
Jun 2011 – Present · 9 yrs
Philadelphia, Pennsylvania

Member Board Of Directors
Philadelphia Belt Line Railroad
2017 – Present · 3 yrs
Greater Philadelphia Area

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Education

University of Pennsylvania
MS, Organizational Dynamics
1996 – 1999
Activities and Societies: The Daily Pennsylvanian

University of Pennsylvania
BS, Urban Studies and Philosophy
1992 – 1996
Activities and Societies: The Daily Pennsylvanian, Community House

The Shipley School
HS
1988 – 1992

Licenses & Certifications

USSS National Threat Assessment Center (NTAC) Threat Assessment Seminar
United States Secret Service
Issued Jun 2006 · No Expiration Date

Volunteer Experience

Past Chairman and Current Director
Goodwill Industries of Southern New Jersey and Philadelphia
Jan 2011 – Present • 9 yrs 5 mos
Social Services

Chairman Of The Board
Philadelphia Society for the Preservation of Landmarks

President
GREATER PHILADELPHIA TRADITIONS INC
Jan 2008 – Present • 12 yrs 5 mos
Arts and Culture

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Skills & Endorsements

Public Speaking · 99+


Endorsed by **Marla J. Gold MD, FACP and 3 others who are highly skilled at this**

Endorsed by **10 of Gregory's colleagues a**
Drexel University

Fundraising · 99+

Endorsed by **Robert Bickhart and 3 others who are highly skilled at this**

Endorsed by **11 of Gregory's colleagues a**
University

Strategic Planning · 71


Endorsed by **Charles Breslin and 2 others who are highly skilled at this**

Endorsed by **9 of Gregory's colleagues a**
University

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